NO ACT

PE
11-24-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF


10013790



Received SEC
DEC 2 1 2010
Washington, DC 20549

December 21, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-21-10

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated November 24, 2010

Dear Mr. Mueller:

This is in response to your letter dated November 24, 2010 concerning the shareholder proposal submitted to GE by Steven Towns. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Steven Towns

*** FISMA & OMB Memorandum M-07-16 ***

December 21, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated November 24, 2010

The proposal asks the board "to authorize a special dividend payment of or near stated amount principally in lieu of GE repurchasing its stock "and" to continue to increase GE's dividend commensurate with increases in earnings, favoring dividends over stock repurchases."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(13). In this regard, we note that the proposal relates to specific amounts of cash dividends. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

November 24, 2010

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Steven Towns
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Steven Towns (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: . . . in light of the $11.6B authorized for buybacks through 2013, equivalent to approximately $1.08/share, shareholders ask the Board to authorize a special dividend payment of or near stated amount principally in lieu of GE repurchasing its stock. Furthermore, shareholders ask the Board to continue to increase GE's dividend commensurate with increases in earnings, favoring dividends over stock repurchases - using a majority of the cash that previously would have been earmarked for share repurchases instead for special dividends.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(i)(13) because the Proposal relates to specific amounts of dividends.

ANALYSIS

I. The Proposal May Be Properly Excluded Pursuant To Rule 14a-8(i)(7) Because The Proposal Pertains To Matters Of The Company's Ordinary Business Operations, Namely the Repurchase of the Company's Shares.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareowner proposal that relates to the company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareowner oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has consistently found proposals relating to the mechanics or implementation of a share repurchase program excludable under Rule 14a-8(i)(7) as relating to the ordinary business operations of a company. This has been the case both with proposals, such as the Proposal, that restrict a company's ability to repurchase its shares, as well as with proposals that direct a company to repurchase its shares.

In *Pfizer Inc.* (avail. Feb. 04, 2005), a shareowner submitted a proposal that would have required shareowners to vote on whether the company should spend $5 billion to repurchase issued and outstanding shares on the open market or use those funds to raise the dividend. In concurring with the company's argument to exclude the proposal under Rule 14a-8(i)(7), the Staff noted, "[t]here appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., implementation of a share repurchase program)." *See also Vishay Intertechnology, Inc.* (avail. Mar. 23, 2009) (permitting the exclusion of a shareowner proposal requiring the board of directors to make an irrevocable offer to repurchase and cancel the company's class B shares in exchange for the company's publicly traded shares because "the repurchase of Vishay securities" relates to its ordinary business operations); *Medstone International, Inc.* (avail. May 1, 2003) (permitting exclusion of a shareowner proposal requiring the repurchase of a certain amount of shares at no more than a certain price because "implementing a share repurchase program" relates to the conduct of ordinary business operations); *Apple Computer, Inc.* (avail. Mar. 3, 2003) (permitting exclusion of a shareowner proposal establishing specified procedures for the design and implementation of a share repurchase program because "implementing a share repurchase program" relates to the conduct of ordinary business operations); *Ford Motor Co. (Adamian)* (avail. Mar. 28, 2000) (permitting the exclusion of a proposal requesting that the board institute a program to repurchase $10 billion of Ford's shares under Rule 14a-8(i)(7) because it relates to the company's ordinary business operations); *LTV Corp.* (avail. Feb. 15, 2000) (permitting exclusion of a proposal requesting implementation of a specific share repurchase program because it relates to the conduct of ordinary business).

The Proposal, like the proposals submitted in *Pfizer Inc.* and the other precedent cited above, relates to the mechanics or implementation of a share repurchase program because it seeks to require the Company to authorize dividends in lieu of repurchasing stock. Thus, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(13) Because The Proposal Relates To Specific Amounts Of Dividends.

The Proposal may be omitted from the 2011 Proxy Materials under Rule 14a-8(i)(13), which permits the exclusion of shareowner proposals that concern "specific amounts of cash or stock dividends." The Staff has consistently interpreted this rule broadly, permitting the exclusion of shareowner proposals that purport to set minimum amounts or ranges of dividends or that would establish formulas for determining dividends because "the proposal appears to include a formula that would result in a specific dividend amount." *DPL Inc.* (avail. Jan. 11, 2002) (concurring that a proposal requesting that DPL match increases in dividends with increases in bonuses and long-term compensation was excludable under Rule 14a-8(i)(13)). *See also Vail Resorts, Inc.* (avail. Sep. 21, 2010) (concurring that a proposal that would require the company to distribute 90% of its annual taxable income to shareowners was excludable under Rule 14a-8(i)(13)); *Exxon Mobil Corp.* (avail. Mar. 17, 2009) (concurring that a proposal requesting that the dividend be increased to a rate that is 50% of the net income was excludible under Rule 14a-8(i)(13)); *Pacificorp* (avail. Mar. 8, 1999) (concurring that a proposal requesting an increase in dividends by the same percentage as the percentage applied to total compensation was excludable under Rule 14a-8(i)(13)).

Moreover, the Staff has consistently permitted the exclusion under Rule 14a-8(i)(13) of shareowner proposals, like the Proposal, that call for payment of a dividend of a particular dollar amount or provide a specific formula for dividends. *See American Express Co.* (avail. Dec. 21, 2007) (concurring that a proposal seeking a $9.00 per share special dividend was excludible); *Source Interlink Companies, Inc.* (avail. Jan. 5, 2007) (concurring that a proposal seeking a $5.00 per share special dividend was excludible); *Cytyc Corp.* (avail. Feb. 23, 2004) (concurring that a proposal seeking a dividend of not less than 30% of the company's real net income before any awards are made to senior management was excludable); *American International Group, Inc.* (avail. Jan. 29, 2004) (concurring that a proposal seeking to increase the dividend to $2.00 per share annually was excludible); *Peoples Ohio Financial Corp.* (avail. Aug. 11, 2003) (concurring that a proposal asking the company to pay 66% of net earnings to shareowners in an annual cash dividend was excludable); *Microsoft Corp.* (avail. Jul. 19, 2002) (concurring that a proposal requesting a dividend of 50% of the current and subsequent year earnings was excludable); *Mesaba Holdings, Inc.* (avail. Apr. 28, 2000) (concurring that a proposal seeking a special dividend of $80,000,000 on a pro rata basis was excludible).

The Proposal falls squarely within Rule 14a-8(i)(13) because it requests the Company to pay to its shareowners a dividend of a specific amount (i.e., approximately $1.08 per share). Moreover, even if the Proposal did not name a specific dollar amount, it would still be excludable under Rule 14a-8(i)(13) because it seeks to tie the payment of dividends to a specific formula. Specifically, the total amount of the dividend would be equal to the amount of money available for the repurchase of shares (i.e., $11.6 billion). Further, the Proposal requests that the Company continue to increase its dividends pursuant to a specific formula that ties the amount of the dividend to (i) increases in earnings and (ii) the amount of cash that would have been "earmarked for share repurchases."

We note that the Proposal is distinguishable from shareowner proposals that relate only to a company's dividend policy generally, but do not include a specific dividend amount or formula for calculating dividends to be paid. For example, in *Exxon Mobil Corp.* (avail. Mar. 19, 2007), the Staff was unable to concur with the exclusion under Rule 14a-8(i)(13) of a shareowner proposal asking that the board of directors provide a "more equal ratio of dollars paid to repurchase stock relative to the dollars paid in dividends." As discussed above, the Proposal does not discuss a general dividend policy, as in *Exxon Mobil Corp.*, and instead calls for the payment of a dividend of a particular dollar amount and provides a specific formula for future dividends.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Steven Towns

100969837_5.DOC

GIBSON DUNN

Exhibit A

November 4, 2010

Steven Towns

*** FISMA & OMB Memorandum M-07-16 ***

Brackett B. Denniston III
Secretary, General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear. Mr. Denniston,

Enclosed is my shareowner proposal for General Electric's 2011 Proxy Statement, in addition to proof of my share ownership -- I have actually been a shareowner since 2005, purchasing stock each month by way of GE's Dividend Reinvestment Plan (DRIP) sponsored by the Bank of New York Mellon. And, I intend to remain a shareowner through next year's Annual Meeting, as required per SEC Rule 14a-8.

Thank you,



Steven Towns
Editor, Active Investing
http://steventowns.com

Enclosures

Shareowner proposal and supporting statement

WHEREAS between 2005 and 2007, General Electric (GE) repurchased approximately $25.7B of its shares, a period in which its stock traded between a low of $32/share in July 2006 and a high of $42/share in November 2007. During said period, GE's stock returned 2.3% versus +24% by the Dow Jones Industrial Average, of which it is a constituent (dividend returns not factored in either). Buybacks totaling $1.25B continued into 2008, but GE's buyback program was suspended in September, near the outset of the Great Financial Crisis, and its dividend was slashed by 68% in February of 2009. Thus, not only did these share repurchases fail to manufacture competitive stock price returns, following a $12B common stock issuance in 2008 (as well as a nearly $3B preferred stock issuance) and another $620M-plus issuance in 2009, shares outstanding are now approaching 10.7 billion, meaning tens of billions of dollars spent on repurchases dating back to the 1990s have not been able to keep a lid on GE's share count. The low of the past 15 years was just under 9.8 billion shares outstanding in 1997; there have not been below 10 billion shares out since 1999/2000, and as recently as 2005 the count was over 10.6 billion.

Therefore, based on the above depressing reality along with a most recent GE stock price of around $16/share, and word that buybacks will be resumed – as much as $11.6B, through 2013 – it is unequivocally evident that GE's Board of Directors needs to eschew financial engineering (i.e. buybacks) and instead more prudently espouse a doctrine focused on tangibly rewarding shareholders: with dividends. Although there may be apathetic shareholders of GE (especially among institutions, including sponsors of index funds) that for what ever motivation overlook the importance of the distribution of profits to shareholders primarily via dividends while enabling largely self-serving and ostensibly wasteful stock buybacks, let it be understood that a not insignificant number of shareholders strongly prefer additional dividends over buybacks. And even more would, referring primarily to individuals who own shares through an investment fund, if they were cognizant of the aforementioned circumstances. A press release about share repurchases represents not even a promise, and when repurchases have been executed at GE, they have historically been untimely and thus unrewarding for shareholders.

RESOLVED: Following the 68% cut to GE's dividend through the period ending October 2010, an accumulated $1.24/share gap exists in terms of what would have been paid out at the prior $0.31/share quarterly dividend. Thus, in light of the $11.6B authorized for buybacks through 2013, equivalent to approximately $1.08/share, shareholders ask the Board to authorize a special dividend payment of or near stated amount principally in lieu of GE repurchasing its stock. Furthermore, shareholders ask the Board to continue to increase GE's dividend commensurate with increases in earnings, favoring dividends over stock repurchases – using a majority of the cash that previously would have been earmarked for share repurchases instead for special dividends.


BNY MELLON
SHAREOWNER SERVICES

Account Balance As Of Specified Date

GENERAL ELECTRIC COMPANY (GE)

November 7, 2010

STEVEN A TOWNS & MIKI TOWNS JT TEN

*** FISMA & OMB Memorandum M-07-16 ***

Regarding Company
GENERAL ELECTRIC COMPANY
CUSIP Number
36960410
Your Account Key

Dear Shareholder;

The above account holds a book-entry balance of 161,5612 shares of GENERAL ELECTRIC COMPANY COMMON Stock as of 10/31/2010.

You may use this letter as evidence of your holdings in GENERAL ELECTRIC COMPANY COMMON Stock.

Thank you for using Investor ServiceDirect®.

Sincerely,

BNY Mellon Shareowner Services



Transaction History

GENERAL ELECTRIC COMPANY (GE)

Book-Entry History

Description	ID	Total Shares*	Restricted Shares	Available Shares
GENERAL ELECTRIC COMPANY - GE STOCK DIRECT PLAN	IRO01	161.5512	0.0000	161.5512

*Total Shares includes Available Shares(161.5512) + Pending Sale(0.0000) + Pending Certificate Issuance(0) + Pending Transfer(0.0000) + Restricted Shares (0.0000)

Date	Transaction Type	Invested Amount/ Sale Proceeds	Price	Transaction Fees	Shares	Acquisition Date
10/27/2010	Cash Purchase	$50.00	$18.0650	$1.00	3.0501	
10/25/2010	Common Dividend	$18.52	$16.1900		1.1439	
09/29/2010	Cash Purchase	$50.00	$16.3500	$1.00	2.9969	
09/01/2010	Cash Purchase	$50.00	$14.8500	$1.00	3.2997	
07/28/2010	Cash Purchase	$50.00	$16.0650	$1.00	3.0501	
07/26/2010	Common Dividend	$14.37	$15.9300		0.9021	
06/30/2010	Cash Purchase	$50.00	$14.5200	$1.00	3.3747	
05/26/2010	Cash Purchase	$50.00	$16.2300	$1.00	3.0191	
04/28/2010	Cash Purchase	$50.00	$18.8700	$1.00	2.5967	
04/26/2010	Common Dividend	$13.17	$19.2350		0.6847	
03/31/2010	Cash Purchase	$50.00	$18.2460	$1.00	2.6857	
03/03/2010	Cash Purchase	$50.00	$16.1200	$1.00	3.0397	
01/27/2010	Cash Purchase	$50.00	$16.2100	$1.00	3.0228	
01/25/2010	Common Dividend	$12.47	$16.3760		0.7615	
01/01/2010	Balance Forward				127.9235	

Certificate History

There is no certificate detail for this account.